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EXHIBIT 99(e)

                                HECHINGER COMPANY
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE THIRTEEN AND FORTY WEEKS ENDED JULY 4, 1998
                                   (UNAUDITED)


A.  BASIS OF PRESENTATION
Hechinger Company, a Delaware corporation (together with its direct and indirect subsidiaries, the "Company"), is a leading specialty retailer providing products and services for the care, repair, remodeling and maintenance of the home and garden. At July 4, 1998, the Company operated 255 stores under the Hechinger ("Hechinger"), Builders Square ("Builders Square"), Home Quarters Warehouse ("Home Quarters"), Wye River Hardware and Home ("Wye River"), and Better Spaces ("Better Spaces") names.

On September 25, 1997, Centers Holdings, Inc., a Delaware corporation, through a wholly-owned subsidiary (collectively "Centers Holdings"), acquired the Company through a merger transaction (the "Merger"). On September 25, 1997, Centers Holdings also purchased BSQ Transferee Corp. ("BSQ"), a Delaware corporation, which held substantially all of the assets and liabilities of the Builders Square business of Kmart Corporation ("Kmart") (the "Initial Purchase"). BSQ and the Company are affiliates as a result of these transactions. On September 26, 1997, the Company purchased certain assets of BSQ (the "Purchase") for cash and the assumption of certain liabilities. The assets purchased, which consisted primarily of inventory, and the liabilities assumed were recorded at BSQ's carrying values, which are subject to certain adjustments. During the second and third quarters of 1998, certain adjustments to the purchase price of the Purchase were made relating primarily to the reduction in capital lease obligations from putting certain stores back to BSQ (see Note C) and the final determination of the fair value of certain assets purchased and liabilities assumed. The aggregate effect of these adjustments was to increase the purchase price by approximately $19.3 million. The principal assets of BSQ which were not acquired by the Company included assets held for resale, and certain real property, buildings and fixtures. Also on September 26, 1997, as part of the Purchase, BSQ and the Company entered into subleases which cover substantially all of BSQ's leased operating facilities, and a lease which covers certain operating facilities owned by BSQ.

In 1997, the Company changed its fiscal year end to the Saturday closest to September 30. Prior to this change, the Company's fiscal year ended on the Saturday closest to January 31. The first quarter of the Company's newly adopted fiscal year ("1998") was 14 weeks and ended January 3, 1998. The corresponding quarter of the previous fiscal year ("1997") ended January 4, 1997 and was 13 weeks. The second and third quarters of 1998 and 1997 were 13 weeks each. Results for 1997 contained herein have been restated so as to coincide with the Company's new fiscal year. As a result of the Purchase, the Company's financial statements include the results of Builders Square stores subsequent to September 25, 1997.

In the opinion of the management of the Company, the accompanying unaudited condensed consolidated financial statements include all adjustments (which consist of normal recurring accruals) considered necessary for a fair statement of the results for the interim periods presented. The operating results for the thirteen and forty weeks ended July 4, 1998 are not necessarily indicative of the results to be expected for the fiscal year ending October 3, 1998.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. The financial statements presented herein should be read in conjunction with the financial statements included in the Company's Annual Report on Form 10-K for the transition period ended September 27, 1997.


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B.  MERCHANDISE INVENTORY
Inventories of Hechinger, Home Quarters, Wye River and Better Spaces stores are stated at the lower of cost, last-in, first-out method ("LIFO"), or market. Inventories of Builders Square stores are stated at lower of cost or market, with cost determined on the LIFO method using the retail inventory method and internal price indices to measure inflation.

If inventories were valued under the first-in, first-out method ("FIFO"), which approximates replacement cost, inventories would have been $30.7 million and $25.6 million higher than reported at July 4, 1998 and September 27, 1997, respectively. Distribution, buying and occupancy expenses are included in cost of sales.

An actual valuation of inventory under the LIFO method can be made only at the end of each year based on the inventory levels and costs at that time. Accordingly, interim LIFO calculations are based on management's estimates of expected year-end inventory levels and costs. Interim results are subject to the final year-end LIFO inventory valuation.

C.  STORE CLOSING RESERVES
In July 1997, the Company entered into an agreement to sell seven Home Quarters Warehouse stores in the Michigan market. As a result, as of August 2, 1997, the Company recorded a charge of $31.8 million related to the decision to close and sell these stores (the "Detroit Store Closing Charge"). The main components of this charge were a write-down to net realizable value of real estate (approximately $13.6 million), and furniture, fixtures, equipment and other assets (approximately $14.3 million) to be disposed of, as well as estimated cash expenditures for operating costs for the stores during the inventory liquidation period and for employee termination costs (approximately $3.9 million). As of September 27, 1997, assets held for sale included approximately $50.0 million related to these stores, and approximately $3.0 million of accrued store closing liabilities remained. The Company consummated the sale of these stores in November 1997. As of July 4, 1998, these accrued liabilities had been substantially discharged.

In 1994, the Company recorded a charge of $61.9 million primarily related to the Company's decision to close 22 stores in certain markets ("Store Closing Charge"). Disposition of the closed stores is accomplished by subleasing or assigning the property to a new occupant or reverting possession back to the landlord. The Company previously expected that it would dispose of or sublease the remaining stores by January 1999. As a result of certain decisions made by management of the Company related to the future disposition of these properties, in 1997 the Company revised its estimate and recorded an additional charge of $42.7 million for the estimated continuing carrying costs for these stores, consisting primarily of rents and other related costs (together with the Store Closing Charge, the "Store Closing Charges") resulting in an accrual of $47.7 million as of September 27, 1997. As of July 4, 1998, approximately $39.5 million of accrued liabilities remained.

Pursuant to the terms of the Purchase, 10 Builders Square stores were subleased under a master month-to-month rental agreement. In addition, the Company acquired the ability to put back to BSQ 15 of the acquired stores and any remaining related lease obligations (collectively with the month-to-month stores, the "put stores"), at any time prior to July 17, 1998. Shortly after the Initial Purchase, BSQ began the process of putting 10 stores back to Kmart as well as disposing of 2 additional stores to third parties ("the Initial Closed Stores"), and recorded a liability of approximately $10 million for the costs related to the closing of these stores (the "Put Store Accrual"). The assets acquired and liabilities assumed from BSQ pursuant to the Purchase included amounts related to these stores. As of July 4, 1998, all of the Initial Closed Stores have been closed and substantially all of the leases terminated. The remaining liability is nominal.

During the second quarter of 1998, the Company informed BSQ that it would exercise its option to put back an additional 4 stores to BSQ. BSQ also informed Kmart that it would put these stores back to Kmart. In accordance with the Purchase, BSQ purchased the inventory in these 4 stores from the Company at its book value, approximating $13.8 million, and is responsible for liquidating the inventory

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and closing the stores. As of July 4, 1998, all of these stores have been closed and leases have either been terminated or were terminated in August 1998.

During the third quarter of 1998, the Company informed BSQ that it would exercise its option to put back an additional 11 stores to BSQ. BSQ also informed Kmart that it would put 10 stores back to Kmart and dispose of one store to a third party. In accordance with the Purchase and consistent with the 4 put stores in second quarter, BSQ purchased the inventory in these 11 stores from the Company at its book value, approximating $44.0 million, and is responsible for liquidating the inventory and closing the stores. These stores will be closed and leases terminated by December 1998.

The Detroit Store Closing Charge, the Store Closing Charges, and the Put Store Accrual were based on certain estimates and as a result, the actual amounts could vary from these estimates.

D.  REVOLVING CREDIT FACILITY
On September 26, 1997, Centers Holdings, BSQ, and the Company entered into a new senior secured revolving credit facility, which permits borrowings of up to $600 million (the "Credit Agreement"). The Credit Agreement replaced a $200 million revolving credit facility and all letter of credit facilities outstanding. The amount available under the facility fluctuates based on the Company's "Eligible Inventory" balance (as defined in the credit agreement). The Credit Agreement contains certain covenants which restrict the Company's ability to, among other things, enter into additional indebtedness, make acquisitions or sales of certain assets and declare and pay cash dividends. In addition, the Credit Agreement limits the annual amount of capital expenditures of the Company and, beginning with the period ended July 4, 1998, requires the Company to maintain minimum quarterly EBITDA (as defined) at increasing levels. As of July 4, 1998, the Company had outstanding borrowings of $242 million under the Credit Agreement, and had issued and outstanding letters of credit of $44 million under this facility. The available borrowing as of July 4, 1998 was approximately $314 million.

E.  LONG-TERM DEBT
During the third quarter of 1998, the Company redeemed $10.1 million of its 5-1/2% Convertible Subordinated Debentures. The debentures were redeemed at 46.9% of principal amount, with accrued interest to the date of redemption, which resulted in the recognition of an extraordinary after-tax gain of $5.3 million.

F.  TAXES ON INCOME
No Federal income tax expense was recorded for the 13 and 40 weeks ended July 4, 1998 or the corresponding periods of the previous year. During the 13 weeks ended July 4, 1998, the Company recorded approximately $0.6 million of state income tax expense. No such amounts were recorded in the corresponding period of the previous year. The effective tax rate for 1998 differs from the statutory rate as a result of the effect of the valuation allowance on the deferred tax assets. On September 25, 1997 Centers Holdings acquired the Company. This transaction constituted an ownership change as defined under Section 382 of the Internal Revenue Code of 1986, as amended. This ownership change subjects the Company to a $5.5 million annual limitation in the use of certain items reflected as deferred tax assets, including net operating loss carryforwards and certain other tax attributes which were available on the date of the ownership change. As a result, due to uncertainties regarding the realization in future periods of the deferred tax assets, the Company has provided a valuation allowance on substantially all of its gross deferred tax assets. At September 27, 1997, the Company had net operating loss carryforwards for Federal income tax purposes of approximately $81 million (net of approximately $44 million which will not be utilized by the Company pursuant to the Section 382 limitation), substantially all of which is subject to the $5.5 million annual limitation resulting from the ownership change. The Company's net operating loss carryforwards expire between 2009 and 2012. The Company's alternative minimum tax credit carryforward of $3.6 million is available indefinitely as it does not expire.

G.  LEASE COMMITMENTS
Under the terms of a sale and leaseback transaction completed in 1990, the Company is restricted from taking certain actions that would result in its net worth, less goodwill, falling below $175 million. Under the

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terms of certain sale and leaseback transactions completed in 1992, the Company is required to maintain a minimum net worth of $200 million. Under the 1992 transactions, in the event this minimum net worth is not maintained, the Company could be required to repurchase properties aggregating approximately $42 million.

H.  CONTINGENCIES
On July 23, 1997, a purported class action complaint was filed in the Delaware Chancery Court on behalf of all holders of the Company's common stock against the Company and the former Company directors. The plaintiff has alleged that the former officers and directors of the Company breached their fiduciary duties to the holders of the common stock by, among other things, failing to take all reasonable steps to assure the maximization of stockholder value including the implementation of a bidding mechanism to foster a fair auction of the Company and by entering into an agreement with Centers Holdings under which the consideration offered by Centers Holdings to holders of the common stock was "unfair and grossly inadequate." The Company believes that the plaintiff's claims are without merit and intends to defend such action vigorously.

The Company and its subsidiaries are also parties to legal proceedings and claims arising in the ordinary course of business. Although the outcome of such proceedings and claims cannot be determined with certainty, based upon evaluation by legal counsel, management believes that the outcome of such proceedings and claims will not have a material adverse effect on the Company's consolidated financial position, results of operations or liquidity.

I.  BUSINESS CONSOLIDATION COSTS
The Company is in the process of eliminating duplicate overhead functions related to BSQ's operations. Accordingly, the Company estimates it will incur approximately $27 million associated with the elimination of duplicative overhead expenses including costs associated with integrating information technology systems. Expenses related to these business consolidation costs were $3.0 million in the 13 weeks ended July 4, 1998 and $24.3 million on a year-to-date basis.

J.  CAPITAL CONTRIBUTION
During the second quarter of 1998, Centers Holdings made a contribution of capital to the Company of $25 million in cash.